Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended December 31, 2017

The financial information of Itaú CorpBanca as of and for the month ended December 31, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial  Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Dic'17
Total Loans	20,403,680
Total Assets	28,060,724

Current accounts and demand deposits	4,141,667
Time deposits and savings accounts	10,065,243
Borrowings from financial institutions	2,196,130
Debt issued	5,950,038

Total Equity	3,399,830
Equity attributable to shareholders	3,189,876
Non-controlling interest	209,954

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	12M'17
Net operating profit before loan losses	1,054,213
Provisions for loan losses	(339,118)
Operating expenses	(729,170)
Operating Income	(14,075)
Income from investments in associates and other companies	1,479
Income before taxes	(12,596)
Income tax expense	65,910
Income from ordinary activities	53,314
Income from discontinued oeprations	0
Net income	53,314

Net income attributable to shareholders	57,447
Non-controlling interest	(4,133)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer